AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Cash Flows
Year Ended December 31, 2015

	2015
Cash flows provided by (used in) operating activities	
Net income (loss)	$ (339,179)
Adjustments to reconcile net income (loss) to net cash provided by operating activities	
Decrease in due from related parties	714,870
Decrease in tax receivable	147
Decrease in prepaid expenses and other current assets	52,147
Increase in distribution fee payable	15,748
Increase in due to related parties	14,918
Decrease in other liabilities	(12,600)
Net cash provided by operating activities	446,051
Cash flows provided by investing activities	-
Cash flows provided by financing activities	
Capital Contribution	1,000,000
Net increase in cash and cash equivalents	1,446,051
Cash and cash equivalents	
Beginning of year	3,368,528
End of year	$ 4,814,579
Supplemental disclosure of cash flow information:	
Income taxes paid	$ 5,697

The accompanying notes are an integral part of these financial statements.